Exhibit 99.1

Settlement Agreement

This Settlement Agreement, dated as of April 27, 2010 (this “Agreement”), is by and among Raging Capital Fund, LP, a Delaware limited partnership (“Raging Capital LP”); Raging Capital Fund (QP), LP, a Delaware limited partnership; Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital Management”); and William C. Martin (collectively, the “Raging Capital Group”, and each, individually, a “member” of the Raging Capital Group) and Bitstream Inc. (the “Company”).

RECITALS

WHEREAS, the Raging Capital Group beneficially owns (as defined below) shares of the Company’s common stock, par value $0.10 per share (the “Common Stock”) as specified in Amendment No. 1 to the Schedule 13D filed by the Raging Capital Group with the Securities and Exchange Commission (the “SEC”) on March 1, 2010;

WHEREAS, On February 26, 2010, Raging Capital LP delivered a letter to the Company nominating Raul K. Martynek, Kenneth H. Traub and James A. Waskovich (the “Nomination Letter”) for election to the Company’s Board of Directors (the “Board”) at the Company’s 2010 annual meeting of stockholders (the “2010 Annual Meeting”);

WHEREAS, on March 4, 2010, Raging Capital LP delivered to the Company a demand, pursuant to Section 220 of the Delaware General Corporation Law, to review certain of the Company’s books and records in connection with the 2010 Annual Meeting (the “Section 220 Demand”);

WHEREAS, on March 19, 2010, Raging Capital LP filed a preliminary proxy statement on Schedule 14A with the SEC related to the matters set forth in the Nomination Letter; and

WHEREAS, the Company and the members of the Raging Capital Group have determined to come to an agreement with respect to certain matters related to the 2010 Annual Meeting and certain other matters, as provided in this Agreement;

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound, hereby agrees as follows:

Article I
DEFINITIONS

Section 1.1 Defined Terms. For purposes of this Agreement:

(a) “2011 Annual Meeting” means the Company’s 2011 annual meeting of stockholders.

(b) “2012 Annual Meeting” means the Company’s 2012 annual meeting of stockholders.

(c) “Affiliate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

(d) “Associate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

(e) The terms “beneficial owner” and “beneficially owns” have the meanings set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

(f) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(g) “Person” means any individual, partnership, corporation, group, syndicate, trust, government or agency, or any other organization, entity or enterprise.

(h) “Termination Date” means the earlier to occur of (a) the date on which the Company notifies the Raging Capital Group pursuant to Section 2.4 below that it has not resolved to nominate Mr. Martynek for election to the Board at the 2011 Annual Meeting or the 2012 Annual Meeting; or (b) the first day after the 2012 Annual Meeting.

Section 1.2 Interpretation. When reference is made in this agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing an instrument to be drafted.

Article II
BOARD NOMINATION

Section 2.1 Board Nominees. Subject to the terms hereof, the Company and the Raging Capital Group have identified Raul Martynek and Melvin L. Keating as mutually acceptable candidates for election to the Board at the 2010 Annual Meeting.

Section 2.2 2010 Annual Meeting. The Company hereby covenants and agrees that (a) it shall take all requisite action, in accordance with Article III of the Bylaws of the Company, to increase the size of the Board from six (6) to eight (8) directors, and (b) at the 2010 Annual Meeting, Messrs. Martynek and Keating shall be nominated for election as directors of the Company for a term expiring at the Company’s 2011 Annual Meeting until their respective successors are duly elected and qualified. Prior to the 2010 Annual Meeting, (i) the Board shall recommend that the Company’s stockholders vote in favor of the election of Messrs. Martynek and Keating at the 2010 Annual Meeting and (ii) the Company shall solicit proxies for the election of Messrs. Martynek and Keating at the 2010 Annual Meeting.

Section 2.3 Resignation, Death or Disability. If Mr. Martynek leaves the Board before the Company’s 2012 Annual Meeting by reason of his resignation, death or disability, the Raging Capital Group will be entitled to recommend to the Nominating and Corporate Governance Committee of the Board a nominee for director who will qualify as “independent” pursuant to NASDAQ listing standards. The Nominating and Corporate Governance Committee will consider in good faith, in accordance with their fiduciary duties, any such person recommended by the Raging Capital Group.

Section 2.4 Notice of Re-nomination of Mr. Martynek at 2011 or 2012 Annual Meeting. Within fifteen (15) days following the first date upon which a stockholder of the Company may nominate, in accordance with the applicable procedures set forth in the Company’s Bylaws, a person for election as a member of the Board at such meeting, the Company shall notify the Raging Capital Group whether it has resolved to recommend Mr. Martynek for re-election to the Board at each of the 2011 Annual Meeting and the 2012 Annual Meeting.

Section 2.5 Finder’s Fee. In consideration of Raging Capital Management’s having identified Mr. Martynek as a candidate for director of the Company, the Company shall pay to Raging Capital Management an amount equal to $30,000.

Article III
PROXY CONTEST AND OTHER MATTERS; PRESS RELEASE

Section 3.1 Undertakings by the Raging Capital Group. (a) The Raging Capital Group hereby (i) irrevocably withdraws the Nomination Letter and any nominations to the Board made prior to the date hereof, (ii) irrevocably ceases any proxy solicitation activities with respect to the Company in connection with the 2010 Annual Meeting, (iii) irrevocably withdraws the demand to inspect certain of the Company’s book and records pursuant to the Section 220 Demand and (iv) irrevocably agrees that Raul K. Martynek, Kenneth H. Traub and James A. Waskovich will cease to be members of the Raging Capital Group’s Section 13(d) “group” contemporaneously herewith. Within two business days of the date hereof, the Raging Capital Group shall file with the SEC an amendment to its Schedule 13D with respect to the Company disclosing the material contents of this Agreement.

(b) From the date hereof until the Termination Date, each member of the Raging Capital Group agrees that neither such member nor any of such member’s respective Affiliates or Associates (such Affiliates and Associates, collectively, the “Raging Capital Affiliates”) shall, without the prior written consent of the Company, in any manner, directly or indirectly, acting alone or in concert with others:

(i) make or propose (whether publicly or otherwise) any solicitation of proxies or consents to vote any voting securities of the Company or any binding or nonbinding referendum with respect to Common Stock of the Company, or make, or in any way participate in, any “solicitation” of any “proxy” with respect to the Company within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act (but without regard to the exclusion set forth in Rule 14a-1(1)(2)(iv) from the definition of “solicitation”);

(ii) seek to advise or influence any Person with respect to the voting of any securities of the Company at the 2010 Annual Meeting;

(iii) form, join or in any way participate in a “group” (as defined under Section 13(d) of the Exchange Act) with respect to the securities of the Company, other than the Section 13(d) “group” that includes all or some lesser number of the members of the Raging Capital Group;

(iv) request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this Section 3.1(b), other than through non-public communications with the directors of the Company;

(v) take any action that might require the Company to make a public announcement regarding any of the types of matters set forth above; or

(vi) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

Section 3.2 Voting of Raging Capital Group Shares. Each member of the Raging Capital Group shall cause all shares of Common Stock beneficially owned, directly or indirectly, by such member, or by any Raging Capital Affiliate, as of the record date for the 2010 Annual Meeting, to be present for quorum purposes and to be voted, at the 2010 Annual Meeting or at any adjournments or postponements thereof, in favor of the directors nominated by the Board for election at the 2010 Annual Meeting.

Section 3.3 Press Release. The Company and the Raging Capital Group shall announce this Agreement and the material terms hereof by means of a press release in the form attached hereto as Exhibit A as soon as practicable on or after the date hereof.

Article IV
REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties. Each Party represents and warrants to the other Parties that:

(a) such Party, if not a natural Person, has all requisite limited partnership, limited liability company or corporate authority and power to execute and deliver this Agreement and to perform such Party’s obligations hereunder;

(b) the execution and delivery of this Agreement by such Party and the performance of such Party’s obligations hereunder have been duly and validly authorized by all required limited partnership, limited liability company, corporate or other action on the part of such Party and no other proceedings on the part of such Party are necessary to authorize the execution and delivery of this Agreement by such Party or the performance of such Party’s obligations hereunder;

(c) this Agreement has been duly and validly executed and delivered by such Party and constitutes the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms; and

(d) this execution and delivery by such Party of Agreement and the performance of such Party’s obligations hereunder will not result in a violation of any terms or provisions of any (i) organizational document of such Party, (ii) agreement to which such Party is a party or by which such Party may otherwise be bound or (iii) law, rule, license, regulation, judgment, order or decree governing or affecting such Party.

Article V
OTHER PROVISIONS

Section 5.1 Remedies; Governing Law.

(a) The Parties agree that any breach of this Agreement would cause irreparable harm to the other Parties, that money damages alone would not be a sufficient remedy and that the Parties shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach or threatened breach of the provisions of this Agreement. The Parties shall not oppose the granting of such relief, and shall waive any requirement for the securing or posting of any bond in connection with such remedy. Equitable relief shall not be deemed to be the exclusive remedy for breach of this agreement, but shall be in addition to all other remedies available at law or in equity.

(b) The Parties agree that the Court of Chancery or federal court of the State of Delaware shall have exclusive jurisdiction with respect to all actions and proceedings arising out of or relating to this Agreement, Each Parties hereby (i) consents to submit itself to the personal jurisdiction of the Court of Chancery or federal court of the State of Delaware in the event any dispute between the Parties arises out or relates of this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it shall not bring any action relating to this Agreement in any other court and irrevocably waives the right to trial by jury in the event of any such dispute and (iv) irrevocably consents to service of process by delivery of notice complying with Section 5.3.

(c) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW RULES OR PRINCIPLES OF SUCH STATE THAT WOULD PERMIT OR COMPEL THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION.

Section 5.2 Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties.

Section 5.3 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if when actually received during normal business hours at the address specified in this subsection:

if to the Company, to:

Bitstream Inc.
500 Nickerson Road
Marlborough, MA 01752
Attention: Anna M. Chagnon, President and Chief Executive Officer

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Jeffrey J. Rosen
                  William D. Regner

if to any member of the Raging Capital Group, to:

Raging Capital Management, LLC
254 Witherspoon Street
Princeton, NJ 08542
Attention: William C. Martin

with a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attention: Steven Wolosky

or to such other address as any party hereto may, from time to time, designate in writing delivered pursuant to the terms of this Section 5.3.

Section 5.4 Severability. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

Section 5.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or PDF) which together shall constitute a single agreement.

Section 5.6 Successors and Assigns. This Agreement shall not be assignable by any Party but shall be binding on successors of the Parties.

Section 5.7 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other Person.

Section 5.8 Fees and Expenses. Each of the Company, on the one hand, and the Raging Capital Group, on the other hand, shall be solely responsible for all fees or expenses incurred by it in connection with this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BITSTREAM INC.

By:	/s/ Anna M. Chagnon
Name: Anna M. Chagnon
Title: President & Chief Executive Officer

RAGING CAPITAL FUND, LP

By:	Raging Capital Management, LLC as General Partner

By:	/s/ William C. Martin
Name: William C. Martin
Title: Managing Member

RAGING CAPITAL FUND (QP), LP

By:
Raging Capital Management, LLC as General Partner
By:	/s/ William C. Martin
Name: William C. Martin
Title: Managing Member

RAGING CAPITAL MANAGEMENT, LLC

By:	/s/ William C. Martin
Name: William C. Martin

WILLIAM C. MARTIN

By: /	s/ William C. Martin
Name: William C. Martin
Title: Managing Member